Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 866.974.7329

September 4, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Gary Newberry
Kevin Vaughn
Daniel Crawford
Laura Crotty

Re:	Tenaya Therapeutics, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024
Filed March 10, 2025
File No. 001-40656

Ladies and Gentlemen:

On behalf of our client, Tenaya Therapeutics, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 26, 2025, regarding the above-referenced Annual Report on Form 10-K (File No. 001-40656) of the Company, filed on March 10, 2025.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024

Item 1. Business

Our Gene Therapy Programs

TN-201: Gene Therapy for MYBPC3-associated HCM, page 7

1.
We note your disclosures describing TN-201 as “potential first-in class and best-in-class” and describing trial results as “encouraging” with respect to interim safety and biopsy data. Please note that safety and efficacy determinations are the exclusive authority of the FDA or equivalent foreign regulator. In future filings, please refrain from providing such conclusory statements regarding safety and efficacy and replace such statements with a discussion of the objective data based on your trial observations, such as indicating that the product candidate was well tolerated, providing a descriptions of any serious adverse events with the number of instances each type of event was observed, and indicating how many times

U.S. Securities and Exchange Commission September 4, 2025 Page 2

the trial endpoints were met or were not met. Similarly, refrain from describing TN-401 as a “potential best-in-class AAV-based gene therapy.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company will revise its disclosure to remove any description of its trial results as “encouraging” with respect to interim safety and biopsy data and to remove any reference to TN-201 and TN-401 potentially being “first-in-class” or “best-in-class”.

Intellectual Property , page 18

2.
Please revise future filings to disclose the specific jurisdictions for your issued and pending foreign patents for each patent family

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company will revise its intellectual property disclosure to include the foreign jurisdictions of its material issued and pending foreign patents for each patent family, in a manner that is consistent with the following (subject to completing the bracketed language below).

“Intellectual Property

Our success depends in part on our ability to obtain and maintain intellectual property protection for our product candidates, technology, manufacturing processes and know-how, to operate without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of others and to prevent others from infringing, misappropriating or otherwise violating our intellectual property or other proprietary rights. To protect our intellectual property rights, we primarily rely on patent and trade secret laws, confidentiality procedures, and agreements, including employee disclosure and invention assignment agreements. Our policy is to seek to protect our proprietary position by, among other methods, pursuing patent applications in the U.S., European Union (EU) and other select jurisdictions related to our proprietary technology, inventions, improvements and product candidates that are important to our business. Our patent portfolio is intended to cover our product candidates and components thereof, their methods of use and processes for their manufacture, medical devices and systems for their administration, our proprietary reagents and assays and any other inventions that are commercially important to our business.

Each of our lead product candidates is covered by at least one or more issued U.S. patents, which are described below. We also have numerous pending patent applications, and will continue to file new patent applications, in the U.S., the EU and other select countries covering our lead product candidates, as well as our early-stage programs in preclinical development. Beyond these issued patents and pending patent applications, our owned and exclusively licensed patent portfolio also covers various aspects of our core capabilities, including our gene delivery expression cassettes and vectors, recombinant capsid proteins, gene editing technology, manufacturing processes and medical devices.

TN-201: With regard to TN-201, we own [number] issued U.S. patents covering a recombinant adeno-associated virus (rAAV) virion whose vector genome encodes MYBPC3and methods of using the same for treating cardiomyopathy, [number] pending non-provisional U.S. patent applications, and [number] pending foreign patent applications. The pending foreign patent applications are in a number of jurisdictions, including [include preponderance of jurisdictions across primary geographic regions]. Any

U.S. Securities and Exchange Commission September 4, 2025 Page 3

U.S. or foreign patents issued from the pending patent applications are expected to expire in [year], assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, and without taking potential patent term extensions or adjustments into account. The issued U.S. patents and pending U.S. non-provisional patent applications are directed to various aspects of TN-201, including MYBPC3 gene expression cassettes, rAAV vectors, rAAV viral genomes and methods of using such compositions for therapeutic indications.

TN-301: With regard to TN-301, we own [number] issued U.S. patents, [number] pending non-provisional U.S. patent application and [number] issued foreign patents in [include jurisdictions in which foreign applications have been issued] and [number] pending foreign patent applications covering TN-301 and various analogs. The pending applications are in a number of jurisdictions, including [include preponderance of jurisdictions across primary geographic regions]. Any U.S. or foreign patents issued from these pending patent applications are expected to expire in [year], assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, and without taking potential patent term extensions or adjustments into account. We also own three patent families that cover methods of treatment of various diseases and disorders with TN-301 and its analogs, with [number] issued U.S. patent, [number] pending non-provisional U.S. patent applications, [number] pending PCT application and [number] foreign patent applications in multiple jurisdictions including [include preponderance of jurisdictions across primary geographic regions]. Any U.S. or foreign patents issued from the pending applications are expected to expire between [year] and [year], assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, and without taking potential patent term extensions or adjustments into account. We also own [number] patent family that covers additional HDAC6i compounds, with [number] pending non-provisional U.S. patent application and [number] pending foreign patent applications in multiple jurisdictions including [include preponderance of jurisdictions across primary geographic regions]. Any U.S. or foreign patents issued from these pending patent applications are expected to expire in [year], assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, and without taking potential patent term extensions or adjustments into account..

TN-401: With regard to TN-401, we own [number] issued U.S. patent, [number] pending U.S. non-provisional patent applications, [number] issued foreign patent in [include jurisdictions in which foreign applications have been issued], and [number] foreign patent applications. The pending foreign patent applications are in a number of jurisdictions, including [include preponderance of jurisdictions across primary geographic regions]. Any U.S. or foreign patents issued from the pending patent applications are expected to expire in [year], assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees and without taking potential patent term extensions or adjustments into account. These patent applications are related to proprietary PKP2 gene expression vectors and methods of use. We own [number] pending U.S. non-provisional patent application and [number] foreign patent applications in multiple jurisdictions, including [include preponderance of jurisdictions across primary geographic regions], related to PKP2 therapeutic treatment methods. Any U.S. or foreign patents issued from the pending patent applications are expected to expire in [year], assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, and without taking potential patent term extensions or adjustments into account. We own [number] pending U.S. non-provisional patent application and [number] foreign patent applications in multiple jurisdictions, including [include preponderance of jurisdictions across primary geographic regions], related to capsids for PKP2 therapy and methods of use. Any U.S. or foreign patents issued from the pending patent applications are expected to expire in [year], assuming payment of all appropriate maintenance, renewal, annuity or other

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governmental fees, and without taking potential patent term extensions or adjustments into account. We own [number] pending PCT patent application related to methods for modulating gene expression. Any U.S. or foreign patents issued from national stage filings of this PCT patent application are expected to expire in [year], assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, and without taking potential patent term extensions or adjustments into account. We own [number] issued U.S. patent and [number] pending non-provisional U.S. patent application related to methods for treating arrhythmogenic right ventricular cardiomyopathy. Any U.S. patent issued from the pending patent application is expected to expire in [year], assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, and without taking potential patent term extensions or adjustments into account. We own [number] pending U.S. provisional patent applications related to methods for measuring a response to PKP2 gene therapy. Patents claiming priority to these U.S. provisional patent applications are expected to expire in [year], assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, and without taking potential patent term extensions or adjustments into account.”

U.S. Securities and Exchange Commission September 4, 2025 Page 5

* * * *

Please direct any questions with respect to this letter to me at (650) 849-3041 or jknapp@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jennifer Knapp
Jennifer Knapp

cc:	Faraz Ali, M.B.A., Tenaya Therapeutics, Inc.
Jennifer Drimmer Rokovich, J.D., Tenaya Therapeutics, Inc.
Emily A. Coskey, J.D., Wilson Sonsini Goodrich & Rosati, P.C.